Exhibit 1

ANNUAL INFORMATION FORM

of

NEW GOLD INC.

FOR THE YEAR ENDED DECEMBER 31, 2006

DATED AS OF APRIL 2, 2007

Suite 601

595 Howe Street

Vancouver, British Columbia

V6C 2T5

Page
PRELIMINARY NOTES	3

Documents Incorporated by Reference	3
Date of Information	3
Forward Looking Statements and Cautionary Notices	3
Currency and Exchange Rates	4
Metric Equivalents	4
Glossary and Defined Terms	4

CORPORATE STRUCTURE	9

Name, Address and Incorporation	9
Intercorporate Relationships	9

GENERAL DEVELOPMENT OF THE BUSINESS	9

Business of New Gold - Three Year History	9

NARRATIVE DESCRIPTION OF THE BUSINESS	11

General	11
The New Afton Project	12
Accessibility, Climate, Local Resources, Infrastructure and Physiography	17
History	18
Geological Setting	19
Mineralization	19
Exploration	20
Drilling	21
Sampling, Analysis and Security	21
Mineral Resources	23
Mineral Reserves	25
Metallurgy	27
Project Analysis	28
Proposed Mining Operations	30

Risk Factors	32
Surface Rights	32
Access to the Afton Claims	33
Financing Risks	34
Operating Hazards and Risks	34
Fluctuating Metal Prices	35
Operating Hazards and Risks	34
Fluctuating Metal Prices	35
Title To Some Of the Company’s Mineral Properties May Be ChallengedOr Defective	35
Exploration, Development and Resource and Reserve Estimates	35
Environmental and other Regulatory Requirements	36

(continued)

(continued)

Page
D. General	53
E. Oversight Function	54
F. Committee and Charter Review	54

PRELIMINARY NOTES

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form are the Audited Financial Statements of New Gold Inc. (the “Company” or “New Gold”) for the year ended December 31, 2006 and Management’s Discussion and Analysis for the year ended December 31, 2006, all such documents being filed on the SEDAR website located at www.sedar.com.

All financial information in this Annual Information Form is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this Annual Information Form is as of December 31, 2006 unless otherwise indicated.

Forward Looking Statements and Cautionary Notices

This Annual Information Form, including the Company’s Audited Financial Statements for the year ended December 31, 2006 and the accompanying Management’s Discussion and Analysis for the year ended December 31, 2006 incorporated by reference and the Feasibility Study referenced in this Annual Information Form, include certain “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; metal recoveries; accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production; the potential for delays in exploration or development activities or the completion of feasibility studies; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under the heading “Risk Factors” in this Annual Information Form. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton Project within the timetable established in the Feasibility Study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The financial information in this Annual Information Form is taken from the Company’s Audited Financial Statements for the year ended December 31, 2006. Readers are cautioned to refer to such financial statements for complete information, as the information in this Annual Information Form has been selectively drawn from the financial statements and is not complete.

The standards employed in estimating the mineral resources referenced in this Annual Information Form differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.” While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this Annual Information Form concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. New Gold’s accounts are maintained in Canadian dollars. All references to “U.S. dollars” or to “US$” are to United States dollars.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	31.103

Glossary and Defined Terms

Terms used and not defined in this Annual Information Form that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 Definitions, as amended.

In this Annual Information Form, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein:

“Ag”	Silver.

“AMEX”	The American Stock Exchange.

“Annual Information Form” or “AIF”	This annual information form together with the documents incorporated by reference.

“anomalous”	A value higher than the expected outlining a zone of potential exploration interest but not necessarily of commercial significance.

“Au”	Gold.

“batholith”	A large, generally discordant plutonic mass that has more than 40 sq mi (104 km2) of surface exposure and no known floor.

“bornite”	A copper sulphide (Cu5FeS4).

“chalcocite”	A copper sulphide (Cu2S).

“chalcopyrite”	A copper sulphide (CuFeS2).

“copper equivalent”	The percentage of marketable metals or minerals contained in mineralized material, determined by converting all other metals other than copper to equivalent copper on the basis of market prices for such metals at a given time.

“Cu”	Copper.

“cuprite”	Copper oxide (Cu20).

“decline”	A downward sloping tunnel providing access from the surface to underground operations.

“development”	The work of preparing a mineral deposit for commercial production including installation of plant and machinery and the construction of all related facilities.

“diamond drill”	A type of rotary drill, the bit of which is set with diamonds that cut by abrasion rather than percussion. The drill core is recovered in long cylindrical sections, an inch or more in diameter.

“diorite”	An intrusive igneous rock comprised principally of plagioclase feldspar, hornblende and/or pyroxene.

“dyke”	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

“fault”	A crack or joint between two blocks of earth that are moving or have moved relative to each other.

“grade”	The amount of metal per tonne of rock.

“g/t”	Grams per tonne.

“hypogene”	Mineral deposit formed by ascending hydrothermal solutions of magmatic origin.

“indicated resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource”	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusive”	A body of igneous rock that has crystallized from molten magma below the surface of the earth.

“km”	Kilometre.

“kriging”	In the estimation of ore reserves by geostatistical methods, the use of a weighted, moving-average approach both to account for the estimated values of spatially distributed variables and to assess the probable error associated with the estimates.

“latite”	An igneous, volcanic (extrusive) rock with aphanitic to porphyritic texture.

“m”	Metre.

“masl”	Metres above sea level.

“mt”	Metric tonne.

« mtpa »	Million tonnes per annum.

“magnetite”	A ferromagnetic mineral form of iron oxide, Fe3O4.

“measured resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mesogene”	A mineral deposit or enrichment of mingled hypogene and supergene solutions.

“mineral reserve”	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource”	A concentration or occurrence of diamonds, natural, solid, inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineral zone”	A mineral-bearing belt or area.

“National Instrument 43-101”	National Instrument 43-101 – Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.

“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit.

“oz”	Troy ounces.

“Pd”	Palladium.

“picrite”	Olivine-rich basalt, as formed by the settling of olivine in thick flows and sills.

“pluton”	A body of medium- to coarse-grained igneous rock that formed beneath the surface by crystallization of a magma.

“porphyry”	An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; it refers to a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

“probable reserve”	The economically mineable part of an indicated and, in some circumstances, a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven reserve”	The economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“pyrite”	An isometric mineral, FeS2.

“serpentinite”	A rock consisting almost wholly of serpentine-group minerals.

“shares”	The common shares without par value in the capital of New Gold as the same is constituted on the date hereof.

“supergene”	A mineral deposit or enrichment formed near the surface, commonly by descending solutions.

“syenitic”	Alkalic feldspar and/or sodium plagioclase, felsic intrusive rock.

“tonne”	Metric tonne or 2,204.6 pounds.

“tpd”	Tonnes per day.

“TSX”	The Toronto Stock Exchange.

CORPORATE STRUCTURE

Name, Address and Incorporation

New Gold Inc. (the “Company” or “New Gold”) was incorporated on January 31, 1980 under the Company Act (British Columbia) and was transitioned on May 10, 2005 under the Business Corporations Act (British Columbia). On May 4, 2005, the shareholders of the Company passed a special resolution to remove the pre-existing company provisions and to adopt new articles. On June 1, 2005, the Company changed its name to New Gold Inc.

The head and registered office and principal address of the Company is 595 Howe Street, Suite 601, Vancouver, British Columbia V6C 2T5, Canada. The Company also maintains a corporate office at 70 University Avenue, Suite 1460, Toronto, Ontario M5J 2M4, Canada.

Intercorporate Relationships

New Gold has no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of New Gold - Three Year History

The Company is a natural resource exploration and development company and has been engaged in the acquisition, exploration and development of natural resource properties since 1980.

Over the past three years, the Company’s principal focus has been the exploration and development of a copper-gold project located approximately 10 kms (6 miles) west of Kamloops, British Columbia near the Trans-Canada Highway and described herein as the “New Afton Project” or the “Project”. The New Afton Project includes within its boundaries the historic Afton open pit in respect of which government reports indicate that the previous occupier of the property, Afton Mines Ltd., operated the Afton Mine (the “Afton Mine”) and mined and milled 22 million tonnes of ore and produced in excess of 450,000 ounces of Au and 450 million pounds of Cu from 1977 to 1988. The New Afton Project is the Company’s only material property and is described in detail below under the heading “Narrative Description of the Business – New Afton Project”.

In early 2004, Behre Dolbear Company Limited of Vancouver, British Columbia (“Behre Dolbear”) finalized the advanced Scoping Study which included an economic evaluation of the New Afton Project in compliance with National Instrument 43-101 (the “Scoping Study”). The Scoping Study addressed the mineral resource, a number of possible mining methods, mineral processing, and permitting for the New Afton Project.

The surface of the land comprising the Project (the “Afton Lands”) consists of Crown Land, some of which is subject to grazing leases, and land held in fee simple. On May 1, 2004, the Company entered into an Access Agreement (the “Access Agreement”) with Afton Operating Corporation (“AOC”), the fee-simple owner of some of the Afton Lands. Under the

Access Agreement, the Company has the right to enter upon the portion of the Afton Lands held in fee simple by AOC and to conduct exploration until June 30, 2007. The Access Agreement requires the Company to compensate AOC for any disruption or damage to any surface facilities, to reclaim areas disturbed by the Company’s operations, to post a bond against any failure to reclaim, to be responsible for any hazardous substances introduced to the lands and to insure and indemnify AOC against liabilities arising from any activities of the Company in and about the lands. The Company has entered into a Letter of Intent with Teck Cominco Ltd. (“Teck”) to purchase the necessary surface rights, which are described in more detail below under the heading “Narrative Description of the Business – The New Afton Project – Project Description and Location”.

In late 2004 the Company commenced an underground development program. This development provided underground working access to conduct in-fill drilling, and bulk sampling of the resource by cross-cutting into the mineralized zone. The underground definition diamond drilling was designed to confirm the Scoping Study resource by increasing the drilling density and, in conjunction with the completion of a feasibility study, to determine whether the resource could be upgraded to the reserve category.

Effective November 18, 2004, the Company’s shares were listed and posted for trading on AMEX. The shares continue to be listed on the TSX.

In December, 2005 the Company retained Hatch Ltd. (“Hatch”) to coordinate a feasibility study (the “Feasibility Study”) of the New Afton Project and a Technical Report prepared in accordance with NI43-101 (the “Technical Report”). Further details are below under “Feasibility Study Background”.

When this AIF was completed the Technical Report was being finalized. Accordingly, the technical disclosure in this AIF relating to the New Afton Project has not been supported by a technical report prepared in accordance with National Instrument 43-101. The technical report is being prepared by a qualified person as defined under National Instrument 43-101 and it will be available on SEDAR (www.sedar.com) on or before April 30, 2007. Readers are advised to refer to that technical report when it is filed.

The Company has obtained an order from the appropriate Securities Commissions granting it relief from the requirement in NI43-101 that it file a technical report not later than filing the AIF provided that:

1.	the Company files a news release containing information regarding the Feasibility Study results not later than filing the AIF on or before April 2, 2007. The Company filed such a news release on March 30, 2007;

2.	the AIF contains the language set out above in bold, cautioning readers that this AIF is not supported by a technical report; and

3.	the Technical Report is filed as soon as practicable but in any event not later than April 30, 2007.

Between 2003 and 2006, the Company expended approximately $39.1 million on exploration and property evaluation on the New Afton Project. Included in this amount is $7.9 million for the Feasibility Study and $10.7 million for exploration and underground maintenance which was incurred in 2006.

In addition to the New Afton Project, the Company owns a group of claims designated the North Afton claims which lie to the north of the Project and which comprise 15 cell tenures covering an area of 4,462 hectares and the Ajax block of claims, which lie to the east of the Project claims and comprise 15 two post legacy mineral claims and 16 cell tenures covering an area of 5,702 hectares.

In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year. One of the properties comprises one cell tenure covering 574 hectares and is located in the area of the Ajax claims and the other comprises 9 cell tenures covering 654 hectares and is in the area of the North Afton claims. The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

New Gold is an exploration and development stage company currently focused on the exploration and development of the New Afton Project near Kamloops, British Columbia. The New Afton Project is the Company’s only material property. As of December 31, 2006, New Gold had 28 employees and one full-time contract worker.

Stage of Development

New Gold does not currently produce, develop or sell mineral products, but it is completing a feasibility study and has retained Barclays Capital as lead arranger for the debt portion of any required project financing. In addition, the Company has made application for a permit under the Mines Act (British Columbia) approving the mine plan and reclamation program.

Specialized Skill and Knowledge

All aspects of New Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, mine planning, engineering, construction and accounting. New Gold has found that it can locate and retain employees and contractors with such skill and knowledge.

Competitive Conditions

Competition in the mineral exploration industry is intense. New Gold competes with other mining companies, many of which have greater financial resources and technical facilities’

for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

The New Afton Project

Project Description and Location

The New Afton Project is located 350 km Northeast of Vancouver and 10 km West of Kamloops in the South-Central Interior of British Columbia, on the site of the historic Afton Mine, a previous operation of Teck.

On November 29, 2006 the Ministry of Energy, Mines and Petroleum Resources of the Province of British Columbia (the “Ministry”) issued to the Company a mining lease bearing Tenure No. 546063 (the “Mining Lease”) over four post legacy claims (Afton 1, 2, 3, and 4). The Mining Lease, which is issued in accordance with the Mineral Tenure Act of British Columbia, demises to the Company all Crown minerals within and under an aggregate of 903 hectares (the “Leased Land”). The Mining Lease is for a term of 30 years from November 29, 2006 and annual rental is $9,750. The surrounding block of Afton claims comprises ten 2-post legacy mineral claims and 15 cell tenures covering an area of 2,498 hectares (the “Afton Claims”). Each of the principal Afton Claims, in which the New Afton Project deposit is located, is in good standing under the Mineral Tenure Act R.S.B.C. 1996, c. 292 to 2017.

The surface of the land on which the Afton Claims are situated including the Leased Land (the “Afton Lands”) consists of Crown Land, some of which is subject to grazing leases, and land held in fee simple. The fee simple portion of the Afton Lands is owned by AOC and the lessees of the grazing leases are also subsidiaries of Teck. In November 2005, Abacus Mining and Exploration Corp. (“Abacus”) entered into an agreement with Teck to purchase the milling and processing facilities, tailings storage area and other infrastructure at the Afton Mine from Teck.

The Company has entered into a Letter of Intent with Teck and with AOC dated January 8, 2007 (the “Teck LOI”) to purchase the fee simple portion of the Afton Lands and additional land contiguous to the Afton Land as well as the pipeline to Kamloops Lake (collectively, the “LOI Land”). Teck has agreed to release part of the grazing leases which will enable the Company to use the same. The purchase price for the LOI Land is the aggregate of: (a) $10 Million cash, payable on closing; (b) a promissory note in the initial principal amount of $6 Million bearing interest at prime plus 2% and due on the second anniversary of closing; and (c) the grant by the Company to Teck of a non-transferable royalty equal to 2% of Net Smelter Returns (the “NSR”). Under the Teck LOI the Company has the right to repay the promissory note at any time without penalty or bonus as well as the right to purchase the NSR for $12 Million. The Teck LOI contemplates that the parties will negotiate and execute a definitive agreement (the “Definitive Agreement”) containing the terms contained in the Teck LOI as well as such other terms and conditions normally found in similar purchase agreements. The Definitive Agreement will be conditional upon: (a) the Company conducting such due diligence of the environmental condition of the LOI Land on or before March 31, 2007 as it deems appropriate; (b) the Company agreeing to honour third party rights regarding access over parts of the Afton Lands, and to water from Kamloops Lake via the water pipeline; and (c) such other conditions as may be agreed upon. In respect of condition (a) of the Definitive Agreement the Company retained Rescan to conduct an assessment of the outstanding reclamation liability of the LOI land. The assessment conducted by Rescan Environmental Services Ltd. identified lands which require minor additional surface reclamation work to meet the existing reclamation conditions.

The New Afton Project lies within the asserted traditional territories of two first nations, the Kamloops Indian Band and the Skeetchestn Indian Band (collectively, the “Bands”). Discussions with the Bands commenced in February, 2006 with the Company meeting with Band members to introduce the Company and the Project. After a number of meetings, information exchanges and discussions, the Bands and the Company signed Letters of Intent in September 2006 which provide for an exchange of information, educational and economic development initiatives and cultural projects, long term funding by the Company to support the Bands’ contribution to the Project development and the creation of a committee to ensure continued dialogue and monitoring of the Letters of Intent. The committee, named the “New Afton First Nations Committee”, is composed of three members from each of the Bands and the Company.

On January 12, 2007 the Company submitted an application (the “MPA”) for a permit (the “Mine Permit”) to the Ministry pursuant to the Mines Act seeking approval for the Mine Plan and Reclamation Program at the New Afton Project. The MPA review and approval process is administered through the South Central Mine Development Review Committee (the “Committee”) which is a regional, multi-agency committee. During the mandated 30-day period for review and consultation, the Company held a public meeting and met with the Bands. Discussions with the Bands continue. After the end of the 30-day review period, the Committee has 30 days to prepare a Recommendation Report to the Chief Inspector of Mines for British Columbia for a permit decision. The Company has been advised by the Committee that it is in the process of preparing the Recommendation Report. As a part of the permitting process the Government of British Columbia (the “Government”) has a duty to consult with the Bands regarding the permit application. The Company has been advised by the Government that these consultations have commenced.

In addition to the Mine Permit, a number of permits, consents and authorizations are required to develop the Project. The tables below set out the permits which have been obtained, permits required by the Province of British Columbia and permits required by the Government of Canada.

List of Government Authorizations,

Licences and Permits which have been obtained

Act (Authority)	Permit	Owner / Purpose
Mines Act (MEMPR)	Mines Act Permit MX 3-217	Issued to the Company Authorizes mineral exploration subject to provisions of Mine Health, Safety and Reclamation Code for Mines S(10).

Mineral Tenure Act (MEMPR)	Mineral Claims	Issued to the Company Conveys title to subsurface mineral rights. Annual fee as work commitment or cash in lieu to maintain in good standing.

	Mining Lease – Tenure Number 546063	Issued to the Company.

List of Authorizations, Licenses and Permits

Required by the Province of British Columbia

Act (Authority)	Permit	Purpose / Issuance
Mines Act (MEMPR)

Permit Approving Work System & Reclamation (Minesite – Initial Development)

Amendment to Permit Approving Work System & Reclamation Program (Pre-Production)

Amendment to Permit Approving Work System & Reclamation Program (Bonding)

Authorizes mining plan and approves cultural heritage and environmental protection and reclamation plans.

Submitted by the Company on January 12, 2007. 30-day public review period completed February 21, 2007. South Central Mine Development Review Committee (SCMDRC) submitted report to Chief Inspector of Mines in March, 2007.

Mines Act (MEMPR)	Amendment to Permit Approving Work System & Reclamation Program (Mine Plan – Production) Approvals to construct and operate tailings storage facility	Recommendation Report to Chief Inspector of Mines who may authorize specific activities in a staged manner. Subsequent authorizations for amendments applied for as required

Transportation Act (MOTH)	Permit / Licence

1. Authorization to construct a High Voltage (“HV”) line crossing of the Trans-Canada Highway. Will be applied for by B.C. Hydro prior to construction of HV line;

2. Legal access agreements required over certain lands – Pending;

3. Industrial access permit for the access easement to Afton Mine Road. – Pending; and

4. Access permit for the existing service road (water pipeline access)

to Trans-Canada Highway.

Environmental Management Act (MoE)	Waste Management Permit (Effluent)

Application by Company pending.

Authorizes introduction of waste into the environment (tailings, waste rock), subject to conditions, regulations or Codes of practice.

Need to characterize effluent, receiving environment, and management plan.

	Waste Management Permit (Sewage)	Application by Company pending. Authorizes discharge of sewage into the environment, subject to conditions.

	Waste Management Permit (Refuse)	Application by Company pending. Authorizes solid waste storage and disposal subject to conditions.

	Waste Management Permit (Air Emissions)	Application by Company pending. Authorizes emissions to the air, subject to conditions.

	Waste Management Permit (Special Waste)	Application by Company pending. Authorizes special waste storage and disposal (waste oil, hydrocarbons, etc) subject to conditions

Water Act (MoE)	Licence (Notice of Intention) (Diversion) (Use)

Application by Company pending.

Authorizes licensing, storage, diversion and use of water. Required to secure water withdrawal, eg Kamloops Lake, develop diversion or impoundment structures on lease. Issued by Comptroller of Water Rights. S16. refers to transfer of licences

Wildlife Act (MOE)	Permit (to relocate any wildlife)

Applicability subject to seasonal requirements.

Authorizes removal of wildlife to another approved site by qualified individual. Requirement to be assessed for listed amphibians in Pothook Pit , Waste Dump Pond and NW Emergency Pond prior to works.

No permit is required at present. Requirement to be reviewed prior to construction commencing.

Forest Act (MOF)	Licence to Cut

Application by Company pending.

Authorizes cutting of Crown timber not exceeding 2000 m3

Chief Forester or delegated authority, tied in with 60 days SRMDRC review and recommendation owing to public comment.

Application to be made for minor volume of timber to be removed in vicinity of portal construction and ventilation raise areas.

Pipeline Act (OGC)	Permit – Pipeline Regulation

Application by Pembina Pipelines to OGC on behalf of Company – not immediately required.

Authorization of work to relocate a section of oil pipeline north of the Afton Pit outside of subsidence zone.

Status – pending.

Health Act (MOH – Interior Health Inspector) Or Environmental Management Act (MOE)	Industrial Camps Health Regulation Permit or Camp Construction and Operating Permit Sewage Disposal Permit issuing authority determination to be made.

Application by Company pending.

Establishes health and sanitary conditions as per scale of camp and nature of facilities on site. Tied in with SRMDRC 60 - day review and inspection during construction phase.

Approval for source and waterworks and issuance of operating permit

Fire Services Act	Authorization	Fuel storage approval; routine, may be subject to inspection.

Agricultural Land Commission Act	Application	Application made to Agricultural Land Commission for non-conforming use status within the Agricultural Land Reserve

Terasen Gas	Permit	Application by B.C. Hydro on behalf of Company pending. Permit to authorize crossing of natural gas pipeline with overhead HV electrical power line (138 kV).

Integrated Pest Management Act (MOE)	Permit pursuant to S(6)	Application by Company pending. Provides authorization to apply chemical treatments for control of noxious weeds.

List of Authorizations, Licences and Permits Required by Government of Canada

Act (Authority)	Permit	Purpose / Issuance

Explosives Act R.S. C-E15	Licence	To authorize an explosives storage magazine.

	Licence (Explosives Factory)	To authorize the manufacture of explosives on site.

	Permit	To authorize vehicles used for transportation of explosives.

Radio Communication Act	Radio Licences	To establish and operate radio frequencies and related infrastructure.

Atomic Energy Control Act	Radio-Isotope Licence	To authorize nuclear devices, such as slurry density flowmeters.

Species at Risk Act	Wildlife or Vegetation Handling Authorization	Any requirements met by Wildlife Act – MoE. Authorization may be required to remove, relocate or re-introduce listed species at risk .

Migratory Bird Convention Act	Authorization for works in and about migratory bird habitat	Any requirements met by Wildlife Act – MoE. To protect or compensate for wetland habitat supporting migratory birds.

Fisheries Act	Section 35 – authorization of works in and about fish habitat.	Permit requirement being assessed for water pipeline intake maintenance.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The New Afton Project is situated southwest of the junction of the Trans-Canada Highway No. 1 and the Coquihalla Highway No. 5. Access to the property is located off the Trans-Canada Highway. Rolling topography with elevations ranging from 790 masl to approximately 340 masl at the Thompson River characterize the area. The most significant features are the Afton and Pothook open pits. The Thompson River (which widens into Kamloops Lake) is located to the north of the property.

The area has warm summers where temperatures can reach 38°C and cool winters where temperatures hover around the freezing mark. During the winter, short periods of cold weather can occur where temperatures can drop to as low as -29°C. The Kamloops area is in the rain shadow of the Coast Mountains and the climate is classified as semi-arid. Precipitation is minor, averaging about 257 mm annually (of which 175 mm is rainfall) with light winter snow and infrequent rain in the Spring and Fall. Vegetation is typical of the semi-arid climate, consisting of grasslands, sagebrush and sparse groves of widely spaced pine trees.

Kamloops is a major transportation hub for highway, air and railroad and forestry, ranching, mining, and tourism are the most important economic activities in the area. The city has an airport with daily air service from Vancouver and Calgary and is serviced by both Canadian National and Canadian Pacific Railways. The proximity of Kamloops is of considerable importance to the Project being a natural resource-based city of 80,000 people.

Major utilities and mine infrastructure are readily accessible. Electric power from the main grid feeding Kamloops crosses the property, and a 4 km pipeline from Kamloops Lake will be used to pump water to the New Afton Project. A natural gas pipeline crosses the mine site. New Gold has signed a letter of intent to purchase the surface rights in the New Afton Project area. See “Project Description and Location” above for more detail.

History

Exploration in the Afton area began in the mid-1800’s, as prospectors pushed into the interior of British Columbia following the Fraser and Cariboo gold rushes. The Iron Mask property, staked in 1896, was the first in the Kamloops district. A 100 ft shaft was sunk on the Pothook deposit in 1898. Mining was carried out from the turn of the century through until 1927 at several gold, copper, and silver mines including the Pothook, Iron King, Copper King, and Iron Mask. The Afton property claims were staked over the Pothook workings in 1949 by Axel Bergland. This was followed by sporadic, and largely unsuccessful, exploration work by a number of parties through the 1950’s, and 60’s.

Chester Millar acquired the property in the mid-1960’s and formed a private company called Afton Mines Ltd. to carry out exploration work. In 1970, Afton Mines Ltd. obtained a drill intersection of 170 ft of 0.4% Cu from what ultimately became the Afton deposit. For the next three years over 150,000 ft of drilling was carried out by a number of operators. Duvall Corporation and Quintana Minerals took options on the property in 1970 but dropped them in 1971. They were followed in 1972 by Canex Placer. Also in 1972, Teck and Iso Mines Ltd. purchased an equity interest in Afton Mines. Teck and Iso bought Canex Placer’s interest, for $4 Million in 1973 and initiated engineering and metallurgical studies. A production decision was taken in October 1975 with production commencing at the Afton open pit mine in late 1977. At the start of production the reserves were 34 million tons grading 1% Cu, 0.016 oz/T Au, and 0.12 oz/T Ag (30.8 M tonnes grading 1% Cu, 0.58 g/t Au, 4.2 g/t Ag). Mining took place on the property at the Afton, Crescent, Pothook and Ajax pits. The mill closed in 1991, reopened again in 1994, closing finally in 1997.

Seven deep diamond drill holes, drilled in 1978 and 1980 below and to the southwest of the Afton pit, intersected what is now referred to as the New Afton deposit. Teck carried out a study to determine the feasibility of mining this zone from underground but shelved the project.

In 1999, the Afton mining leases expired and the ground was staked by Westridge Enterprises Ltd., and Indo-Gold Development Ltd. The Company acquired an option on the property and surrounded it with additional staking. The following year, New Gold began exploration work with 9,320 m of surface diamond drilling in 21 NQ holes in the New Afton deposit.

In February 2001, the Company tabled a scoping study based on drilling results to date which indicated that the New Afton deposit could be profitably exploited, thereby leading to further definition drilling to confirm the continuity of the mineralization. The successful conclusion of this phase of exploration led to the commissioning of a Pre-Feasibility Study in 2003 (completed February 2004). The study contemplated an underground mine, using a block caving method, feeding a conventional flotation mill operating at a rate of 9,000 tpd.

In 2003, the Company retained Behre Dolbear to provide an independent mineral resource estimate and technical report for the New Afton Project. In September, 2006 Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) completed a mineral resource estimate based on all drilling up to April 2006

As noted above under “Business of New Gold – Three Year History”, the Technical Report was being finalized when this AIF was completed. Hatch and the consultants identified below under “Feasibility Study Background” as participating in the preparation of the Technical Report have reviewed the relevant sections of this AIF and have confirmed that those sections are fair and accurate. As noted above, the Company will file the Technical Report on SEDAR as soon as it is completed.

Geological Setting

The Project overlies the north-western extremity of the Iron Mask Batholith, immediately south of a deep graben structure that developed in post-Tertiary time as part of the Coast Mountains orogeny, and which was the focus of vigorous sedimentation and volcanism in Tertiary times.

The Iron Mask Batholith is a lenticular, composite sub-alkaline to alkaline intrusion, approximately 18 km in length, striking in a north-westerly direction. The New Afton Project mineralization occupies the north-western tip of a zone of abundant magnetite veining developed along the longitudinal axis of the Iron Mask Batholith. Cu mineralization at the New Afton Project is contained in the early Jurassic-aged Cherry Creek Unit, a sub-unit of the Iron Mask Batholith.

The New Afton Project lies within a heavily altered syenitic micro-diorite. The upper 200 m of the deposit (that was mined in the open-pit) is a supergene zone containing native Cu, chalcocite and cuprite. Contact with the hypogene zone occurs at the extreme western end of supergene zone at about 400 masl elevation where bornite and chalcopyrite, with or without minor chalcocite and native Cu, occur in a southwest-trending structurally controlled zone. Sub-vertical 1-5 m thick dykes of picrite occur parallel to the southeast contact of the mineral zone. The picrite body increases to 70 m in width to the southwest, and appears to dip -80º southeasterly.

Mineralization

Surface diamond drilling by New Gold from 2000 through 2003 and underground drilling in 2005 and 2006 has outlined three main areas of mineralization . The Main Zone (the “Main Zone”) hosts the bulk of the mineralization. To the southeast of the east end of the Main Zone are a number of smaller zones of mineralization (the “Hanging Wall Zones”). Finally, the C Zone (the “C Zone), outlined in 2006, is vertically beneath the Main Zone.

The Main Zone is a steeply southeasterly dipping, southwest plunging, tabular shaped deposit, extending southwest from beneath the Afton Mine open pit. Based on the drilling conducted to date, the main mineralized zone appears to be about 900 m in length and approximately 100 m in width and 350 m in height to a depth of 800 m below surface.

Minor magnetite, partly altered to hematite in oxidized areas near surface, is present outside the main mineral zone, however neither pyrite nor magnetite occur in quantity within the main mineral zone except for weakly disseminated sections in the southwest chalcopyrite zone.

The C Zone is located vertically below the Main Zone and is contained within two separate blocks (east and west) which cover a combined total strike length of 700m and each of which have maximum vertical extent of more than 300m. The western block, which is partially contiguous with the Main Zone, is more significant with greater widths and higher grades than the eastern block, which is separate from the Main Zone.

Exploration

During the period from 2000 to 2003 the Afton open pit was mapped and sampled and 90 surface diamond core holes drilled. The results of this drilling are summarized and interpreted under the heading “Drilling” below.

In November 2004, an adit was collared in the Afton open pit at 512 masl. The adit provided access for infill drilling and underground sampling. Total drifting was 2,200 m and included a cross-cut into the Main Zone mineralization. During 2005 and 2006 102 holes were drilled from underground into the Main Zone and C Zone which included a number of geotechnical holes.

Of the 14 holes which were drilled to explore the area below the Main zone, 11 intersected the C Zone. The remaining holes encountered technical difficulties and were abandoned prior to intersecting the C Zone.

In the fourth quarter of 2005 a 1,323 line-km DIGHEM resistivity, magnetic and radiometric survey was flown over the Afton and Ajax claims.

The exploration program in 2007 will initially be focused on the Hanging Wall Zone and follow up work on the claims in the local area.

Underground geological mapping (lithology, alteration, mineralization, structure, etc.), and sampling of the cross-cut has been carried-out. The cross-cut development intersects the upper part of the main ore zone at an elevation of 440 masl, exposing both hypogene and mesogene type mineralization.

Drilling

2000-2003 Drill Programs

From 2000 to April 2003, a total of 90 surface diamond drill holes were completed for a total of 42,450m. At the end of 2003 the Main Zone was estimated to be 800 m long, averaging 90 m wide and 300 m in vertical height.

In 2004 five surface exploration holes totalling 2,996 m were drilled in the Pothook pit area, where no significant mineralization was intersected.

2005 Drill Program

The 2005 underground drilling program was carried out by Boisvenu Drilling of Burnaby, British Columbia using NQ2 equipment. Underground drilling totalled 27,129 m in 68 holes during 2005. Underground infill drilling of the Main Zone was completed on sections 40 m apart and consisted of fans of several drill holes from each station. At the end of 2005, the main mineralized body appeared to be about 900 m in length, approximately 100m wide and 350 m in height with a moderate plunge to the west.

2006 Drill Program

The underground drilling program was continued in 2006 by Boisvenu Drilling. Underground drilling totalled 16,800 m in 34 holes during the year. The program consisted of infill drilling on the Main Zone, exploration drilling on the C Zone and geotechnical drilling. Piezometers were successfully placed in two of the geotechnical holes.

The 2007 exploration program will be two-fold. Early in 2007 a drill program commenced to investigate the potential to increase the resources around the known mineralization at the New Afton Project. This will include drilling around the Hanging Wall Zones and beneath the C Zone to test depths greater than the intersections from the 2006 program. Later this year, surface exploration will take place on the surrounding claims.

Sampling, Analysis and Security

The drill core is brought from the drilling site on a daily basis. The core is logged both geologically and geotechnically. The boxes are photographed prior to being sampled. Core recovery is greater than 95% and is considered excellent.

2000 – 2003 Program

All significantly mineralized drill core from the 2001 to 2003 programs (except for specimen sections), was logged, photographed, diamond sawed and sampled in either two-meter or three-meter lengths. Half the core was retained in the core box at the Company’s core shack and the other half taken directly to Eco-Tech Laboratories Ltd. of Kamloops, B.C. (“Eco-Tech”) for analysis for Cu, Au, Ag and Pd. Eco-Tech is a Certified Assayer participating in the National Canmet Proficiency Testing and maintaining their own in-house quality assurance and quality control (“QA/QC”) program.

Check samples were randomly selected and sent to Acme Analytical Laboratories Ltd. and International Plasma Laboratory Ltd. of Vancouver, all of which correlated well with the originals. Selected core samples were examined microscopically in the field and by petrographer J.F. Harris, Ph.D., in thin-section.

2005 & 2006 Program

In 2005 underground chip samples were taken from the drift to correspond with each round of approximately 4.8 m in length. Muck samples were also taken.

Each drill hole was sampled in two metre lengths or less as marked by the geologist. Sampling was based on visible mineralization. The samples were sawn in half, bagged, and put into plastic pails or fibre bags for shipping. A blank sample and a standard was included in each batch of 20 samples. In addition, one sample in every 20 is  1/4 split to provide a duplicate.

The assay results are loaded directly from the laboratory into the Access database. The drill logs are entered into excel spreadsheets from the hand written logs.

Scott Wilson RPA visited the Eco-Tech Laboratory in 2005 to review the assaying methodology. Internal checks consist of a minimum two repeats, one blank, two resplits, and two or three reference standards, one for Cu, one for Ag or combined Cu/Ag, and one for Au/Pd. If native Cu is reported on the sample sheets, a metallic screen analysis is run in addition to the regular assay. Cu and Ag assays are determined using standard acid digestion followed by Atomic Absorption analysis. Au, Pd, and platinum are determined using standard fire assay methods followed by an Atomic Absorption analysis or ICP in the case of platinum. SWRPA were of the opinion that the sampling was being carried out to industry standards.

New Gold has a QA/QC program in place consisting of the addition of standards, duplicates, and blanks into the sample stream as described above. In addition a number of pulps were selected for reassay at an independent laboratory.

Scott Wilson RPA was of the opinion that the QA/QC program met or exceeded Industry Standards.

Feasibility Study Background

The Feasibility Study was carried out by a team which included, and was coordinated by, Hatch Ltd. (“Hatch”) which completed the processing and surface infrastructure engineering components of the study. Mine planning and reserves were completed by AMC Consultants Pty Ltd. (“AMC”), and Scott Wilson RPA completed the geology and resource sections. Environmental services and permitting were completed by Rescan Environmental Services Ltd. (“Rescan”). The tailings disposal analysis was completed by Vector Engineering Inc. (“Vector”). The groundwater modeling was carried out by Piteau Associates Engineering Ltd. (“Piteau”). The purpose of the Feasibility Study was to determine the potential for, and the technical and economic parameters of, developing the New Afton Project into a new bulk underground mining operation.

Mineral Resource Estimate

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

All mineral resources were estimated by Qualified Person (under National Instrument 43-101) David Rennie of Scott Wilson RPA. The measured and indicated resource which was used as the basis for estimating the reserve was released on September 21, 2006. This estimate was made by ordinary kriging, and used the information from drilling completed at the project since 2000. This included 90 surface holes, totalling 42,450 m, drilled during the period 2000 to 2003, and 65 underground holes, totalling 25,805 m, completed from the exploration decline in 2005. In estimating the resource, the following metal prices were used—Copper (Cu) US$1.20/lb; Gold (Au) US$450/oz; and Silver (Ag) US$5.25/oz.

Mineralization, in the measured and indicated categories, occurs over a length of approximately 1000m, to a depth of approximately 800 m below surface, with the bulk of it contained within the Main Zone trending southwest, and which averages approximately 100m in width and 350m in height. In places, the width and height of mineralization can reach in excess of, respectively, 150m and 500m. Smaller amounts of mineralization are present in parallel lenses (“Hanging Wall Lenses”) to the south of the Hanging Wall Fault.

This resource estimate has been constrained within mineralogical, and geological boundaries. Mineralization occurs within a structural corridor outlined by the well-defined Hanging Wall Fault (to the south), and the less well-defined Footwall Fault (to the north). In places the Hanging Wall Fault truncates the mineralization. The boundaries of the mineralization are generally clearly defined between the higher grades of the resource and distinctly lower grades of the surrounding rocks. This lower grade enveloping mineralization was not included within the resource estimate, as it was considered unlikely that it would become economic at any currently reasonable metal price assumptions. Three zones of mineralization were noted: (a) hypogene (primary mineralization), with chalcopyrite and lesser bornite being the dominant Cu-bearing minerals; (b) mesogene, where chalcocite is the dominant Cu-bearing mineral with lesser chalcopyrite; and (c) supergene, where native Cu, and minor chalcocite, is present. Hypogene comprises approximately 52% of the total resource tonnage, mesogene 39%, and supergene 9%.

Measured And Indicated Resource – Main Zone and Hanging Wall Lenses

Cu - $1.20/lb; Au - $450/oz; Ag - $5.25/oz (US $)

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m.lbs)	Au (m. oz)
Measured Resource
$10	43,250,000	1.12	0.83	2.68	1,065	1.154	37.26
Indicated Resource
$10	22,410,000	0.84	0.66	2.42	415	0.476	28.34
Measured and Indicated Resource
$10	65,660,000	1.02	0.77	2.59	1,480	1.630	34.22

*	Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag, and a CDN$:US$ Exchange Rate of 0.88

On March 20, 2007 the Company released an inferred resource for mineralization outlined vertically below the Main Zone resource described previously. This mineralization is called the C Zone. This inferred resource was estimated from the results of 11 underground diamond drill holes and 1 surface hole. The mineralization is all hypogene, or primary, with chalcopyrite being the dominant Cu-bearing mineral. The drill density was sufficient only to place the resource in the inferred category. Additional infill drilling will be required to increase the confidence level in the resource and upgrade it to the indicated and/or measured categories.

C Zone Inferred Resource

At US$1.20 Cu, US$450 Au, and US$5.25 Ag

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		C (%)	Au (g/t)	Ag (g/t)	Cu (m.lbs)	Au (m. oz)
$10	7,940,000	0.96	0.88	1.55	168	0.225	34.89

*	Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag, and a CDN$:US$ Exchange Rate of 0.88

The C Zone mineralization is contained within 2 separate blocks (east and west) which cover a combined total strike length of approximately 700 m, and each of which has a maximum vertical extent of more than 300 m. The lower limit of the mineralization is constrained by available information, and it remains open at depth. Additional drilling below the resource is required to determine the true extent of the C Zone. The Company is currently assessing potential options to conduct this work. Relative to the Main Zone, the C Zone has higher gold grades, but lower copper grades.

Of the 2 blocks, the western one is the more significant with greater widths and higher grades. The eastern block is separated from the Main Zone, while the western block is, in places, contiguous with the Main Zone.

Mineral Reserve Estimate

Reserves were estimated by Qualified Person (under National Instrument 43-101) Mike Thomas, MAusIMM (CP) of AMC, and utilized the measured and indicated resource model described above. The starting point for estimating the reserve was an analysis of the distribution of mineralization within the resource model (excluding the C Zone), which AMC broke down into the following components – East Block, West Block, and Pit Protection Pillar in the Main Zone, and the Hanging Wall Lenses. To this breakdown, AMC applied knowledge gained from geotechnical data, in addition to geological interpretations of faults and other structures. In estimating the reserves, the following metal prices were used—Copper (Cu) US$1.45/lb; Gold (Au) US$475/oz.

As the Hanging Wall Lenses are lower grade, isolated from the Main Zone and would require separate underground infrastructure, they were not considered in the Feasibility Study. The Main Zone was split into the east and west blocks by an area of lower grade mineralization that was not included in the reserve. A decision was made to leave a pillar under the west area of the pit (Pit Protection Pillar), as the mineralization was slightly lower grade than the bulk of the main zone and, because of its higher elevation, could not easily be recovered within the same block cave panel as the East Block – this pillar was not included in the reserve.

AMC determined that the Main Zone mineralization could be mined as three cave areas, Block 1 (B1) and Block 2 (B2), separated by a low-grade pillar would have the same cave base, whilst Block 3 (B3) would have its base at a lower elevation.

To enable a single cut-off parameter to be used when selecting the economic parts of the resource to be mined, AMC estimated the theoretical value (Value) received for concentrate produced from each tonne of resource, assuming that the concentrate is sold at the mine gate. All costs and losses incurred in the off-site transportation and processing of concentrate being the responsibility of the buyer.

The block caving method requires the orebody to be undercut enabling the ore to collapse and fragment (cave) into underlying drawpoints where it is extracted. The shape and size of the area to be undercut (the footprint) was determined by comparing a nominated cost of establishing each drawpoint (CDN$300,000) with the total recoverable value of the overlying column of ore, after deducting mining, processing and all other site costs. The footprint was designed to encompass those drawpoints with a positive net value and, where necessary, a number of sub-economic drawpoints to ensure that the undercut area was large enough to cave, (determined by geotechnical investigations as being an area with a minimum span in any direction of approximately 95m).

As a result of establishing the most suitable block cave footprints, some areas of remnant mineralization remain beneath the cave outlines, and were, therefore, not included in the reserve.

To determine the heights of the caved ore columns, AMC used two separate simulation programs (Cave-Sim, and PC-BC). These programs model the progressive mixing of various mineralized and unmineralized materials within the cave as the orebody is mined. Once the value of the ore being extracted from the drawpoint reached less than CDN$15 per tonne the programs determined the cave column had been drawn to its maximum economic height (at the metal prices used in the reserve calculation) and the drawpoint was closed.

The mineral reserve estimate is summarized below and results from mixing of measured and indicated resources with dilution from low-grade and barren material from within the cave outline and from the overlying material entering from above. The reserve also takes account of mineralized material that would be uneconomic to recover at the metal prices used for the reserve estimation and would remain in the cave. The net effect is a dilution of approximately 15% of the original mineral resource within the cave outlines.

Mineral Reserve Estimate1

At US$1.45/lb Cu, US$475/oz Au

	Grade					Contained Metal
	Tonnes (millions)	Cu (%)	Au (g/t)	Ag (g/t)	Value (CND$/t)	Cu (m.lbs)	Au (m. oz)	Ag (m. oz)
Probable Ore Reserve	44.4	0.98	0.72	2.27	31.13	960	1.03	3.24

1	Estimated using a cut-off Value of CDN$15/t of ore.

Metal prices, metallurgical recoveries, transportation and treatment charges used in the estimation are shown in the tables below.

Metallurgical Recoveries and Concentrate Grade Used to Estimate the Mineral Reserve

	Units		Hypogene	Mesogene	Supergene
Metallurgical Recovery Cu	%		92.7%	88.1%	79.5%
Metallurgical Recovery Au	%		89.0%	83.1%	68.8%
Concentrate Grade	Cu	%	27.0%	27.6%	58.1%

Metal Prices and Other Parameters Used to Estimate the Mineral Reserve

Parameter	Units	Value
Moisture Content	%	8.0%
Exchange Rate	CDN$ : US$	$ 0.88
Copper Price	US$/lb	$ 1.45
Gold Price	US$/oz	$ 475.00
Concentrate Transport	CAN$/t (wet)	$ 54.00
Concentrate Shipping	US$/t (wet)	$ 40.00
Concentrate Treatment	US$/t (wet)	$ 80.00
Cu Refining	US$/lb	$ 0.08
Payable Copper	%	96.6%
Payable Gold	%	97.1%
Copper Price Participation*	US cents/lb	2.5
Arsenic**	US$/dmt	$ 2.50
Mercury***	US$/dmt	$ 2.00

Notes:	The contribution to ore value from silver is small and has been excluded from the estimation process.
*	Copper price participation = 10% above a threshold price of US1.20 per lb.
**	Arsenic penalty= US $2.50 per dmt of concentrate for each 0.1% over 0.2%
***	Mercury penalty = US $2.00 per dmt of concentrate for each 10 ppm over 10 ppm.

The measured and indicated resources lying within the vertical projection of the footprint that are expected to cave are shown below. No inferred resources are included in the outline.

Mineral Resources Contained Within the Vertical Projection of the Cave Footprint

Mineral Resource Category	Tonnes (millions)		Cu (%)	Gold (g/t)	Silver (g/t)
Measured	31.4		1.22	0.89	2.75
Indicated	8.9		0.83	0.73	2.50
Inferred	—		—	—	—

Total	40.2	*	1.13	0.86	2.69

*	Totals do not equal the sum of the components because of rounding adjustments

Although a large volume of the material encompassed by the projected footprint has a measured resource classification, a probable reserve classification has been applied to the reserve because of the uncertainty associated with estimating material movement within the cave and the absence of any historical actual versus forecast reconciliation at Afton to provide guidance. Also, a large quantity of indicated resource and unclassified material mixes with the measured resource within the cave. As it is not possible to mine the measured resource separately from this material, the effect is to lower the classification of the total reserve.

Metallurgy

The processing facilities have been designed to treat 4.0 mtpa and recover copper, gold and silver values. A conventional crushing, grinding, gravity concentration and flotation circuit has been designed utilizing standard unit processes and equipment. The process design criteria have been based on a combination of testwork results, experience from similar operations and industry practice.

A concentrate containing Cu, Au, and Ag will be produced on site at the New Afton Project. The metallurgical characteristics of the various ore types (supergene, mesogene and hypogene) are summarized in the table below.

Metallurgical Characteristics of Ore Types

		Ore Type
	Average	Hypogene	Mesogene	Supergene
Recoveries

Cu recovery (%)	87.4%	90.2%	86.6%	67.3%

Au recovery (%)	85.9%	88.9%	83.2%	68.7%

Ag recovery (%)	75.8%	76.5%	77.0%	63.8%

Concentrate Grade

Cu (%)	27.6%	27.4%	26.5%	58.1%

Au (g/t)	20

Ag (g/t)	56

Moisture Content (%)	8.0%	8.0%	8.0%	8.0%

Penalty elements (arsenic and mercury) are associated with the mesogene and supergene mineralization which are located within the eastern block (#1). The hypogene ore of the central and western blocks (#’s 2 and 3) do not contain any meaningful quantities of these penalty elements. The mine plan is designed to have Block 1 mined simultaneously with Block 3 such that the blend of the various ore types reduces the concentration of penalty elements.

Project Analysis

Economic Summary

(All dollar amounts in US$)

Assumptions
Copper Price (US$/lb)[1]	$2.01
Gold Price (US$/oz) [1]	$487
Silver Price (US$/oz) [1]	$8.54
CDN$:US$ Exchange Rate[1]	0.82

Financial Results
Internal Rate of Return (pre-tax)	13.6%
Internal Rate of Return (after tax)	10.4%
NPV 0% discount (pre-tax)	$614 million
NPV 5% discount (pre-tax)	$266 million

Cash Flow
Average Annual (pre-tax) cash flow[2]	$108 million

[1]	3 year trailing average price
[2]	Weighted Average of complete years at full production rate (4 mtpa)

Production Summary (All dollar amounts in US$)

	Units	Amount
Mine Description

Mine Life	Years	12
Pre-Production Capital Cost	$millions	$268
Expansion and LOM Capital Cost	$millions	$215

Mine Production
Total Ore Tonnage Milled	Millions of Tonnes	44.4
Annual Mill Throughput[1]	Millions of Tonnes per Year	4.0
Daily Mill Throughput[1]	Tonnes per Day	11,000

Average Metal Production[1]		LOM	[2]	Full Production	[1]
Cu	Thousands of Pounds/year	70,000		78,000
Au	Ounces/year	74,000		82,000
Ag	Ounces/year	204,000		240,000

Maximum Metal Production
Cu	Thousands of Pounds/year	87,000
Au	Ounces/year	102,000
Ag	Ounces/year	324,000

Unit Operating Costs		LOM	[2]	Full Production	[1]

Mining	$/t	$4.21		$3.72
Processing	$/t	$3.55		$3.20
G&A	$/t	$0.89		$0.79
Utilities	$/t	$1.82		$1.72
Total	$/t	$10.47		$9.43

Cash Operating Costs[1]		LOM	[2]	Full Production	[1]

Cu3	$/pound	$0.64		$0.58
Au4	$/oz	($790)		($852)

[1]	Weighted Average of complete years at full production rate (4 mtpa)
[2]	LOM = Life of Mine and Includes First 2 years at 1.6 mtpa
[3]	Net of precious metal credits.
[4]	Net of copper and silver credits

Capital Costs

The capital costs for the development of the Project can be broken down into three distinct phases: Pre-Production (approximately 24 months); Expansion to 4.0 mtpa production (approximately 24 months); and Sustaining ( the remainder of the mine life).

Capital Cost Components US$ millions

	Pre-Production	Expansion	Sustaining	Total
Site development, and surface facilities	18	3	—	21

Mill	49	18	—	67

Electrical power	5	—	—	5

Tailings facility	5	8	—	13

Mining development	89	64	61	214

Mining equipment	29	4	8	41

Indirect costs EPCM, owners costs etc.	44	25	—	69

Closure	—	—	9	9

Contingency	30	15		45

Total	268	137	78	484	[1,2,3]

[1]	Total does not always equal sum of sub-totals due to rounding
[2]	Capital costs do not include $13 million (plus any applicable interest) to be paid to Teck to purchase surface rights, over and to north of potential mine site
[3]	Assumes constant dollars as of January 1, 2007 without escalation and using a $Cdn:$US exchange rate of 0.82.

The information contained under the heading “Project Analysis”, including the Economic Summary, Production Summary and Capital Cost Components are subject to important qualifications and assumptions all of which are set out in the Technical Report. To fully understand this information, the Technical Report, once filed on SEDAR, should be read in its entirety.

Proposed Mining Operations

Mining—Mining Method

The New Afton Project will be an underground mine using primarily block caving. The deposit will be mined using three block cave panels, designated B1, B2 and B3. B1, the largest panel, is located under the western slope of the existing open pit; B2 is west of B1, at the same level, but slightly smaller; and B3, to the west of B2, is smaller than B2 and deeper. The general direction of undercutting will be from the South West corner of B2 to the North East corner of B1. The undercut face angle will be maintained at approximately 45 degrees to the strike of the deposit in a NW-SE direction and will move progressively from B2 into B1. The caving method will result in subsidence in the western wall of the Afton pit, which is not anticipated to impact any of the existing or proposed surface structures

Mining-Throughput

Over the projected 12 year operating life of the mine, based on present assumptions, approximately 44 mt of ore would be recovered from the deposit using block caving with the potential to mine some small remnant areas using the SLC method later in the mine life. A staged production build up is proposed, initially to an annualized rate of 1.6 mtpa for a nominal two-year period (“Phase 1”) increasing to a maxim of 4.0 mtpa (“Phase 2”). The staged build up is designed to provide time to develop the best operating strategies and practices for the mine .

Mining-Initial Scheduling

Construction of an access road from the top of the Afton Pit to its bottom has commenced. When the Mine Permit is issued and all other necessary permits granted, construction of the mine will commence, The mine will be developed using conventional drill and blast development techniques from the existing exploration decline and from a surface portal for a conveyor decline. The conveyor decline, when completed in an estimated two years, will have a gradient of 16% and will be 4.6 kilometers long. The underground crusher and conveying system will be commissioned in Phase 2. A 3.5km secondary access decline will be developed from the western end of the exploration decline at a 16% gradient. This access decline will provide initial access to the undercut, extraction and haulage levels for B2 from where production will commence.

Process Plant

The New Afton processing facility has been designed to process 4.0 mtpa and recover the contained copper, gold and silver. The process will utilize conventional grinding and flotation circuits to produce a gold rich copper concentrate. The mill has been designed to process 11,000 tpd of ore and will operate 24 hours per day, 365 days per year with scheduled downtime for equipment maintenance. During the first two years of development and production, the mill will process at a lower daily rate of 1.6 million tonnes per year or 4,400 tpd with the full production rate to be achieved with the completion of the underground to surface conveyor facilities. The mill process will be as follows:

•	Primary crushing (underground)

•	Conveying (underground to surface)

•	Surge pile-ore storage and reclaim and an optional waste surge pile

•	Two-stage primary grinding, classification and gravity concentration

•	Rougher flotation

•	Rougher concentrate regrinding, classification and gravity concentration

•	Cleaner flotation in three closed stages with the one open stage of cleaner-scavenger

•	Concentrate thickening and pressure filtration

•	Concentrate storage, loading and weighing (on-site)

•	Tailings handling, sand recovery, fines and slurry storage

•	Water recovery

Tailings Disposal

The tailings disposal facility will involve the construction of a centerline raised dam with cycloned sand from the tailings to impound the cyclone overflow containing fines and water. The water from the impoundment area will be reclaimed and reused by the plant. The body of the tailings dam will consist of a starter dam constructed of glacial till and keyed into the foundation. The centerline raises above the starter dam will consist of a low permeability core constructed out of compacted glacial till on the upstream side and the cycloned sand shell with blanket drainage drain are provided for seepage and erosion control. Approximately one-third of the total length of the main tailings dam lies over waste rock and the rest over glacial till. The impoundment will include a geomembrane liner system covering the waste rock to minimize seepage.

During Phase 1 whole tailings will be disposed of in the Pothook Pit, so deferring the time when the main tailings disposal facility must be constructed. Water currently contained in the Afton Pit will be pumped to the Pothook Pit and will be used for process water thereby minimizing consumption of “new” fresh water.

Concentrate Transportation and Markets

It is envisaged that the concentrate will be delivered by truck to Ashcroft, B.C. and thence by rail to North Vancouver, B.C. where it will be stored pending shipment to receiving ports in Asia

The Company’s strategy will be to develop, for a portion of the concentrate produced, long term contracts.

Taxes

Income earned from the mine will be subject to federal and provincial income tax.

Project Financing

On August 16, 2006, New Gold announced that Barclays Capital had been appointed as lead arranger for the debt portion of any project financing to develop the New Afton Project into a mine.

Risk Factors

In addition to the other information presented in this Annual Information Form, the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risks could have a material adverse effect upon the Company, its business and future prospects. In addition, other risks and uncertainties not presently known by management of the Company could impair the Company and its business in the future.

Surface Rights

The Afton Lands on which the Afton Claims are situated, consist of Crown land, some of which is subject to grazing leases, and land held in fee simple, principally by Afton Mining Corporation. The Company holds certain surface rights with respect to the Crown land but will be required to obtain all necessary surface rights for the construction and operation of a new mining operation on the Afton Property. As noted above under “Project Description and Location”, the Company has entered into a letter of intent with Teck Cominco Ltd. to purchase the surface rights. However, a definitive agreement for the purchase of the surface rights has not been executed and delivered and until it has there is a risk that the Company may not acquire such surface rights.

Under Section 14(1) of the Mineral Tenure Act, R.S.B.C. 1996, c. 292 (“MTA”) a mineral title holder may, subject to the requirements in the MTA, including permitting, notice and compensation requirements, use, enter and occupy the surface of its mineral claim for the purpose of exploration, development and production and to carry out other activities related to the business of mining. This right may be exercised despite the fact that the land may be Crown land or fee simple land which is privately owned. A mineral title holder’s right to use the surface of their claims is, however, also subject to, among other things, the Minister’s power under section 17 of the MTA to restrict the use of surface where he/she considers that the surface area should be used for purposes other than mining. Also, under Section 16 of the MTA, if an application to acquire surveyed land is received under the Land Act R.S.B.C. 1996, C.245 (the “Land Act”) before a mineral claim is registered on that land, or if an application to acquire unsurveyed land is received under the Land Act and such land is staked under the Land Act before a mineral claim is registered on that land, the rights with respect to the acquisition of the surface of the land under the Land Act have priority over the rights with respect to a mineral claim subsequently registered on that land.

If there is a dispute between the parties regarding use of the surface or compensation, the Chief Gold Commissioner will use his or her best efforts to resolve the issues between the parties. If this fails then the matter may be resolved through a process of mediation and arbitration by the Mediation and Arbitration Board (the “PNGA Board”) under the Petroleum and Natural Gas Act, R.S.B.C. 1996, c.361. The PNGA Board may set conditions for the use of the surface as well as specify the compensation payable to the owner. In a conflict between rights acquired under the MTA and rights to Crown land acquired under the Land Act the PNGA Board will give consideration to who applied for the rights first and, unless an injustice would result, must give the holder of those rights due priority in its consideration of the dispute between the parties.

Section 15 of the MTA sets out situations where the government may dispose of surface rights on Crown land to the holder of a mining lease. To acquire these rights the recorded holder must first obtain certification from the Minister that the land is or will be required for the purpose of mining. Such land must also be unreserved land, it must not be lawfully occupied for a purpose other than mining and it must not be protected heritage property. If these conditions are met the surface rights may be transferred subject to conditions determined by the Ministers responsible for the MTA and Land Act and payment based on the unimproved value of the land.

As a result, the Company may be required to enter into direct negotiations with the owners of fee simple property to obtain surface rights to those portions of the Afton Lands that are held in fee simple. There can be no certainty that such negotiations will be successful and as a result mediation and arbitration under the MTA may become necessary. With respect to Crown lands, the Company may be required to enter negotiations or apply to obtain surface rights from the Government of British Columbia. There can be no certainty of how long such negotiations, potential mediation and arbitration or applications may take or whether they will ultimately be successful, and therefore may have a material impact on the overall development and timeline of the Afton Project. The extent of compensation to surface owners that may be required also cannot be assessed at this time.

Access to the Afton Claims

Under the Access Agreement (see “Business of the Company – Three Year History”), the Company has the right to enter upon the portion of the Afton Lands held by Afton Operating Corporation to conduct exploration until June 30, 2007. The Access Agreement requires the Company to compensate Afton Operating Corporation for any disruption or damage to any surface facilities, to reclaim areas disturbed by the Company’s operations, to post bond against any failure to reclaim, to be responsible for any hazardous substances introduced to the lands and to insure and indemnify the owner against liabilities arising from any activities of the Company in and about the lands.

Access to mineral claims is governed by the Mining Right of Way Act, R.S.B.C. 1996, c. 294 (the “MRWA”). Under the MRWA, a mineral tenure holder may, subject to certain limitations, take a right of way across private or Crown land to enable it to access its mineral claims for the purpose of the exploration and development. Where private land is taken without the consent of the owner the Expropriation Act, R.S.B.C. 1996, c. 125 (the “Expropriation Act”) applies. Compensation under the Expropriation Act is based on the principle that the owner should be put in the same economic position post-expropriation as pre-expropriation.

There is no certainty that should the Company need to extend the Access Agreement that it will be successful in doing so. If the Access Agreement is not extended, the Company would have to attempt to obtain access rights under the provisions of the MRWA noted above, which could result in delay and/or increased cost to compensate the surface owner for use of the area or the Company could be forced to use more costly, less convenient access over Crown lands.

Financing Risks

The Company has limited financial resources, no source of operating cash flow and no assurance that additional funding, equity or debt based, will be available for further exploration and development of its projects. The Company will require additional financing from external sources to meet its operating and capital requirements. There can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable. In addition, the price of shares of developing mining companies can be volatile due in part to changes in metals prices, actual development results differing from expected development results, changes in metal companies’ valuations or the departure of key employees. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects or the possible loss of such properties.

The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted.

The standards employed in estimating the resources differ significantly from the requirements of the SEC and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”

Operating Hazards and Risks

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risk normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has obtained liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineral resources and mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of capital costs and cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of copper and gold, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital costs, cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

Fluctuating Metal Prices

The Company’s revenues, if any, are expected to be derived from the extraction and sale of Cu and Au contained in concentrates. The price of these metals has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of metals, and therefore the economic viability of any of the Company’s exploration projects, cannot accurately be predicted. The Company does not presently have a metals hedging policy nor has it conducted any metals hedging in the past.

Title To Some Of the Company’s Mineral Properties May Be Challenged Or Defective

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to it’s properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Exploration, Development and Resource and Reserve Estimates

The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties.

Although the mineral resource and reserve figures set out herein have been carefully prepared and reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of the Project. The estimated reserves and resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish resources through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The current activities of the Company, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that the Company may undertake. In particular, a Mine Permit may not be issued. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and their ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Competition

The Company will compete with many international companies that have substantially greater financial and technical resources than it for the recruitment and retention of qualified employees.

DIVIDENDS

To date, New Gold has not paid dividends on its shares. New Gold has no present intention of paying dividends on its shares as it anticipates that all available funds will be invested to finance the growth of its business.

DESCRIPTION OF CAPITAL STRUCTURE

Shares

The Company is authorized to issue an unlimited number of shares without par value of which 24,164,717 shares were issued at April 2, 2007. The holders of shares are entitled to receive notice of and attend all meetings of shareholders with each share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of shares are entitled to dividends if, as and when declared by the board of directors of the Company. The shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Warrants

The Company issued 4,167,000 Warrants on February 28, 2006. Each Warrant is exercisable to acquire one share at a price of $12 per share until February 28, 2008. The Warrants were issued under a warrant indenture (the “Warrant Indenture”) dated as of February 28, 2006 between the Company and Computershare Trust Company of Canada (the “Trustee”). The Company appointed the principal transfer offices of the Trustee in Vancouver and Toronto as locations at which the Warrants may be surrendered for exercise, transfer or exchange. The Warrant Indenture, among other things, includes provisions for the appropriate adjustment in the class, number and price of the shares to be issued upon exercise of the Warrants (“Warrant Shares”) upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Company’s shares, the payment of stock dividends and the amalgamation of the Company.

Holders of Warrants do not have any voting or pre-emptive rights or any other rights which a holder of a Warrant Shares would have. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

MARKET FOR SECURITIES

The Company’s shares are listed and posted for trading on the TSX and AMEX in each case under the symbol “NGD”. The Warrants are listed and posted for trading on the TSX under the symbol “NGD.WT”.

Trading Price and Volume

The following table provides information as to the high, low and closing prices of the Company’s shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Trading Price and Volume of shares on the TSX:

2006	High ($)	Low ($)	Volume
January	9.50	8.01	1,761,220
February	9.85	8.80	2,976,041
March	11.00	8.60	2,766,483
April	12.75	10.61	2,204,107
May	12.95	10.15	1,034,220
June	11.25	8.30	859,909
July	10.25	9.14	904,375
August	10.50	9.30	432,816
September	10.05	7.52	3,750,966
October	9.24	7.36	1,541,149
November	10.40	9.00	1,675,517
December	9.50	8.40	303,759

Trading Price and Volume of shares on AMEX:

2006	High ($)	Low ($)	Volume
January	8.60	6.88	288,100
February	8.65	7.62	342,100
March	9.55	7.55	557,200
April	11.30	9.05	231,900
May	11.94	9.05	277,000
June	10.15	7.55	161,900
July	9.30	8.01	97,600
August	9.46	8.20	156,500
September	9.03	6.70	130,900
October	8.14	6.55	274,500
November	9.21	7.94	259,000
December	8.34	7.20	119,400

Prior Sales

The following table provides disclosure as to the securities of the Company issued but not listed on the TSX or AMEX during the fiscal year ended December 31, 2006.

Date Issued	Type of Security	Number Issued	Exercise/ Conversion Price	Expiry Date
March 8, 2006	Stock option	60,000	$8.90	April 3, 2011
May 29, 2006	Stock option	575,000	$11.00	May 29, 2011
Sept. 5, 2006	Stock option	90,000	$9.52	Sept. 5, 2011

DIRECTORS AND OFFICERS

The names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at April 2, 2007 are as follows:

Name, Position and Municipality of Residence(1)	Principal Occupation During the Five Preceding Years(1)	Director/Officer since

Chris J. Bradbrook – Director, President and Chief Executive Officer Oakville, Ontario(6)	Mr. Bradbrook was appointed President and Chief Executive Officer of the Company on October 12, 2004. Previously he was Vice President of Corporate Development for Goldcorp Inc. an exploration and mining company from January 2001 to May 2004.	October 2004

Clifford J. Davis – Director, Chairman of the Board Kemble, Ontario(4)(5)(6)	Mr. Davis has held numerous senior mining executive positions with resource based companies. Most recently he was President and Chief Executive Officer of Gabriel Resources Ltd., a mineral exploration company from April 2001 to June 2002 Prior to this, he worked at TVX Gold Inc. a mineral exploration and mining company, from June, 1996 to March 2001 where he was the President and Chief Operating Officer when he departed. Mr. Davis presently sits on a number of Boards of Directors for resource based companies.	March 2005

C. Robert Edington – Director Victoria, BC)(6)	Mr. Edington is an engineer who is currently retired. He previously worked as the Director of Trades and Production at Deas Pacific Marine Inc, a ship maintenance and repair company, from August 2004 to September 2005. Prior to this, he was Senior Ship Manager at SNC Lavalin from March 1997 to January 2004.	July 1992

Name, Position and Municipality of Residence(1)	Principal Occupation During the Five Preceding Years(1)	Director/Officer since
R. Gregory Laing – Director Oakville, Ontario(3)(4)(5)	Mr. Laing is currently General Counsel, Senior Vice President, Legal and Corporate Secretary of Agnico-Eagle Mines Limited, an exploration and mining company, a position he has held since September, 2005. Prior to that he was Vice President, Legal of Goldcorp Inc., an exploration and mining company, from October 2003 to June 2005. Before joining Goldcorp in 2003, he served as General Counsel of TVX Gold Inc., an exploration and mining company from October 1995 to January 2003. He is also a director of Andina Minerals Inc., an exploration company.	March 2005

Paul Martin – Vice President Finance and Chief Financial Officer Toronto, Ontario	Mr. Martin has been the Vice President Finance and Chief Financial Officer of the Company since May 18, 2005 before which he was Chief Financial Officer of Gabriel Resources Ltd. a mineral exploration and development company from February 2000 to May 2005.	May 2005

John Mondin – Controller Kamloops, B.C.	Mr. Mondin became Controller of the Company in April, 2006 before which he was Senior Taxation Advisor – Fording Canadian Coal Trust and Elk Valley Coal Corporation.	April, 2006

Mike Muzylowski – Director Vancouver, BC(3)(4)	Mr. Muzylowski is currently the President of Callinan Mines Ltd., a mineral exploration and development company, a position he has held since June 1995. He also sits on a number of Boards of Directors of resource based companies.	September 2000

John Pitcher – Corporate Counsel and Secretary	Mr. Pitcher assumed his present position in June, 2006, prior to which he was a corporate lawyer with Gabriel Resources Ltd, since 2002. Before that he was a corporate lawyer with the Dinnerex group of limited partnerships.	June, 2006

Name, Position and Municipality of Residence(1)	Principal Occupation During the Five Preceding Years(1)	Director/Officer since
Kevin Ross – Chief Operating Officer Vancouver, BC	Mr. Ross has been the Chief Operating Officer of the Company since January 8, 2006. Previously he worked for Ivernia Inc., a mining company, as their Chief Operating Officer from September 2004 to November 2005 and prior to that he was Chief Executive Officer of ARCON International Resources PLC, a mining company, from February 2001 to August 2004.	January 2006

Paul B. Sweeney – Director Surrey, BC(3)(5)	Mr Sweeney assumed the position of Executive Vice President, Corporate Development of Plutonic Power Corporation on January 1, 2007, prior to which he was a self-employed businessman. Previously he was the Vice President and Chief Financial Officer of Canico Resource Corp., a mineral resources exploration and development company, from 2002 to November 2005. Prior to this, he was Chief Financial Officer and Corporate Secretary for Manhattan Minerals Corp., a mineral resource exploration company, from 1999 to 2001.	January, 2006

Notes:

(1)	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)	The term of the directors of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election. The officer’s hold their office at the discretion of the board but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint their officers and committees.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Corporate Governance Committee.
(6)	Member of the Nominating Committee.

At this time, New Gold does not have an Executive Committee.

As of April 2, 2007, directors and officers of the Company own or control approximately 278,800 shares of the Company representing approximately 1.2% of its issued and outstanding shares.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, is or within the 10 years before the date of this Annual Information Form has been, a director or officer of any other corporation that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the corporation being the subject of a cease trade order or similar order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such corporation. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Penalties or Sanctions

No director or officer of the Company has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or, except as hereafter set out, has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director, officer or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets. The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. Accordingly the Company provides the following disclosure with respect to its audit committee:

The Audit Committee’s Charter

The Audit Committee’s Charter is set out in full on Schedule “A”.

Composition of the Audit Committee

The following directors are members of the Audit Committee as at April 2, 2007:

Gregory Laing	Independent(1)	Financially literate(2)

Mike Muzylowski	Independent(1)	Financially literate(2)

Paul Sweeney—Chair	Independent(1)	Financially literate(2)

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Mr. Laing, the former Chairman of the Audit Committee, is currently General Counsel, Senior Vice President, Legal and Corporate Secretary of Agnico-Eagle Mines Limited and was previously Vice President, Legal at Goldcorp Inc. During his tenure in the mining industry, he has dealt with a variety of complex financial transactions including acquisitions and divestitures, equity and project financing and involvement of all aspects of a Board of Directors including corporate secretary for all Board and Committee meetings. He is currently a member of the Audit Committee of Andina Minerals Ltd.

Mr. Muzylowski holds a degree in geology and has served on the board of numerous natural resource companies over the past 40 years. Mr. Muzylowski has been the President/CEO and director of several mining companies in the production and development stage.

Mr. Sweeney, the Chairman of the Audit Committee, is a member of the Certified General Accountants Association of British Columbia. Mr. Sweeney has extensive experience in metals marketing, hedging, insurance, and taxation relating to Canadian and foreign mining companies. He has arranged construction financings for mines in Canada, the United States, Australia, Papua New Guinea and Chile.

Pre-Approval Policies and Procedures

The Committee is responsible for the pre-approval of all audit, audit-related and non-audit services provided by the independent auditor. The Chairman of the Committee is responsible for proper implementation of and compliance with this policy. The Committee has delegated to the Chairman the authority to pre-approve all services, not previously approved, up to $10,000 and to report these to the Committee as a whole at the next Committee meeting.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2006	$ 31,000	$ 135,831	$ 6,375	$ 8,500
2005	$ 21,000	$ 6,000	Nil	Nil

(1)	The audit fees billed. The amount shown for 2006 includes payments to the former auditor for the audit of the 2005 financial year and interim billings paid to the current auditor relating to the audit of the 2006 financial year.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”. The amount shown for 2006 includes $118,662 paid to the current and former auditor related to the restatement of the 2005 audited financial statements and the unaudited interim financial statements for the six months ended June 30, 2006.
(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for product and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There have been no other transactions or loans since the beginning of the last three financial years between the Company and any enterprise that is under common control with the Company, any associate, individual having significant influence over the Company, key management personnel of the Company, directors of the Company or any enterprise controlled by, or in which an individual having significant influence over the Company or any key management person of the Company has a substantial interest and over which such person can exercise significant influence and has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada. Transfers may be effected and registration facilities are maintained at each of the following offices: (i) 510 Burrard Street, Vancouver, BC V6C 2T5; and (ii) 100 University Avenue, Toronto, Ontario M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recent completed financial year, or since January 1, 2002, and which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

1.	The Warrant Indenture dated as of February 28, 2006 between the Company and Computershare Trust Company of Canada as described under the heading “Description of Share Capital”.

INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by New Gold during, or relating to, New Gold’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Name (1)	Description	Interest in New Gold (2)
DeVisser Gray, Chartered Accountants	Provided an auditor’s report dated March 15, 2006 in respect of the Company’s balance sheet for the year ended December 31, 2005 and the statements of income and deficit and cash flows for the year ended	Nil

Name (1)	Description	Interest in New Gold (2)
December 31, 2005.

Behre Dolbear & Company Ltd.	An “independent qualified person” for the purpose of National Instrument 43-101, prepared the technical report titled “Advanced Scoping Study for the Afton Project Kamloops B.C.” and dated February, 2004 and the technical report titled “Mineral Resource Estimate for the Afton Copper/Gold Project, Kamloops, B.C.” and dated January, 2004.	Nil

Gary Giroux, P. Eng. Of Giroux and Associates	An “independent qualified person” for the purpose of National Instrument 43-101, prepared sections of the technical report titled “Technical Report on the New Afton Project, Kamloops, British Columbia” dated January 20, 2006.	Nil

Hatch Ltd.	Prepared sections of the Technical Report .	Nil

John Shillabeer, P. Eng. of Hatch Ltd.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.	Nil

Scott Wilson Roscoe Postle Associates Inc.	Prepared sections of the Technical Report.	Nil

C. Stewart Wallis, P. Geo.	An “independent qualified person” for the purpose of National Instrument 43-101, prepared the technical report titled “Technical Report on the New Afton Project, Kamloops, British Columbia” dated January 20, 2006.	Nil

David Rennie, P. Eng. of Scott Wilson Roscoe Postle Associates Inc.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report .	Nil

Vector Engineering Inc.	Prepared sections of the Technical Report.	Nil

Monte Christie of Vector Engineering Inc.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.	Nil

AMC Consultants Pty.	Prepared sections of the Technical Report.	Nil

Name (1)	Description	Interest in New Gold (2)
Ltd.

Mike Thomas, MAusIMM(CP) of AMC Consultants Pty. Ltd.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.	Nil

Mike Struthers, MAusIMM(CP) of AMC Consultants Pty. Ltd.	An “independent qualified person” for the purpose of National Instrument 43-101, Prepared sections of the Technical Report.	Nil

Piteau Associates Engineering Ltd.	Prepared sections of the Technical Report.	Nil

Rescan Environmental Services Ltd.	Prepared sections of the Technical Report.	Nil

MEG Consulting Ltd.	Prepared sections of the Technical Report.	Nil

H.M. Hamilton and Associates Inc.	Prepared sections of the Technical Report.	Nil

(1)	None of the experts identified above is or is expected to be elected or appointed or employed as a director, officer or employee of the Company.
(2)	Refers to all registered and beneficial interests, direct or indirect, in any securities or other property held by an expert either (a) while preparing the report/valuation/certified statement, (b) after preparing the report/ valuation/certified statement or to be received by an expert.

PricewaterhouseCoopers, LLP, which provided an auditor’s report dated March 28, 2007 in respect of the Company’s balance sheet for the year ended December 31, 2006 and the statements of operation and deficit and cash flows for the year ended December 31, 2006 have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is available in the Company’s comparative audited consolidated financial statements together with the auditor’s report thereon for its most recently completed fiscal year.

A copy of this Annual Information Form, the Company’s Information Circular for its most recent annual meeting and the financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.

SCHEDULE A

AUDIT COMMITTEE CHARTER

1.	Mandate

The Audit Committee (“Committee”) is a committee of the Board of Directors (“the Board”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the financial integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management have established and the overall responsibility for the Company’s external and internal audit processes including the external auditors qualifications, independence and performance.

The Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board of Directors, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Committee shall maintain an open communication between the Company’s outside auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member’s duties as a member of the Board.

The Committee has the duty to determine whether the Company’s financial disclosures are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, resolve disagreements, if any, between management and the outside auditor, and review compliance with laws and regulations and the Company’s own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2.	Membership and Composition

The Committee shall consist of at least three independent Directors who shall serve on behalf of the Board. The members shall be appointed annually by the Board and shall meet the independence, financial literacy and experience requirements of the Toronto Stock Exchange, including Multilateral Statement 52-110, the American Stock Exchange (“AMEX”) and the U.S. Sarbanes-Oxley Act of 2002 and other regulatory agencies as required.

Financial literacy requires that all members of the Committee shall have a working familiarity with basic finance and accounting practices and shall be able to read and understand financial statements. At least one member of the Committee shall be able to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles and at least one member of the Committee shall qualify and be designated as the

Audit Committee Financial Expert as determined in the judgment of the Board with reference to applicable law and AMEX rules.

A majority of Members will constitute a quorum for a meeting of the Committee.

The Board will appoint one Member to act as the Chairman of the Committee. In his absence, the Committee may appoint another person provided a quorum is present. The Chairman will appoint a Secretary of the meeting, who need not be a member of the committee and who will maintain the minutes of the meeting.

3.	Meetings

At the request of the external auditor, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chairman, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet no less than four times per year or more frequently if circumstances or the obligations require.

4.	Duties and Responsibilities

The duties and responsibilities of the Committee shall be as follows:

A.	Financial Reporting and Disclosure

i. Review and discuss with management and the outside auditor at the completion of the annual examination:

a.	the Company’s audited financial statements and related notes;

b.	the outside auditor’s audit of the financial statements and their report thereon;

c.	any significant changes required in the outside auditor’s audit plan;

d.	any serious difficulties or disputes with management encountered during the course of the audit; and

e.	other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

ii. Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.

iii. Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis (“MD&A”), Annual Information Form, 40-F, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

iv. Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the Company and provide their recommendations on such documents to the Board.

v. Inquire of the auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

vi. Review the Company’s compliance with any policies and reports received from regulators. Discuss with management and the independent auditor the effect on the Company’s financial statements of significant regulatory initiatives.

vi. Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

vii. Ensure that management has the proper review system in place so that the Company’s financial statements, financial reports and other financial information satisfy all legal and regulatory requirements.

viii. Review with the Company’s counsel, management and the independent auditors any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company’s financial statements or compliance policies.

Based on discussions with the independent auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on the SEDAR database and the inclusion of the audited financial statements in the Annual Report on Form 40-F.

B.	External Auditor

i. Be responsible for the recommendation to shareholders for the appointment of the Company’s independent auditor and for the compensation, retention and oversight of the work of the independent auditor employed by the Company. The independent auditor shall report directly to the Committee. If the appointment of the independent auditors is submitted for any ratification by shareholders, the Committee shall be responsible for making the recommendation of the independent auditors.

ii. Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

iii. Recommend to the Board of Directors the outside auditor to be nominated, the cost of their services and review the performance of the auditor, including the lead partner of the external auditor.

iv. Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

v. Take reasonable steps to confirm at least annually the independence of the outside auditor, which shall include:

a.	ensuring receipt from the outside auditor a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepting auditing practices, and determine that they satisfy the requirements of all applicable securities legislation including the U.S. Securities and Exchange Commission Independence Standards Board Standard No. 1,

b.	considering and discussing with the outside auditor any disclosed relationships or services, including non audit services, that may impact the objectivity and independence of the outside auditor, and

c.	approve in advance any audit or permissible non-audit related services provided by the auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities regulations with respect to approval of non audit related serviced performed by the auditor.

vi. Confirm that the lead audit partner for the Company’s independent auditors has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

vii. Review and approve the Company’s hiring policies regarding partners, employees and former employees of the present and former independent auditors of the Company.

C.	Internal Controls and Audit

i. Review and assess the adequacy and effectiveness of the Corporation’s systems of internal and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

ii. Assess the requirement for the appointment of an internal auditor for the Company.

iii. Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

iv. Review disclosures made to the Committee by the Company’s CEO and CFO during their certification process required under applicable Canadian and United States security regulations. Review any significant deficiencies in the design and operation of disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

D.	General

i. Conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of “related party transactions” as such term is defined in the applicable securities regulations, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

ii. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

iii. The Committee shall have the power to conduct or authorize investigations into any matter within the scope of this Charter. It may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Committee or to meet with any member(s) of the Committee.

iv. Review the qualifications of the accounting and financial personnel.

v. Perform any other activities consistent with this Charter, the Company’s Articles and governing law, as the Committee or the Board deems necessary or appropriate.

E.	Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure.

F.	Committee and Charter Review

The Committee will annually review and evaluate, at least annually, the performance of the Committee and review and reassess the adequacy of this policy and submit any recommended changes to the Board for approval.